Room 4561

								April 13, 2006

Sandor Grosz
Chief Financial Officer
Technology Solutions Company
205 North Michigan Avenue
Suite 1500
Chicago, IL 60601

Re:	Technology Solutions Company
	Form 10-K filed on March 23, 2006
      File No. 0-19433

Dear Mr. Grosz:

      We have reviewed the above referenced filing and have the following comment. Where indicated, we think you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed on March 23, 2006

Consolidated Statements of Operations, page 39

1. Please explain to us how the expense classifications reported within your statements of operations comply with the guidance in Rule
5-03 of Regulation S-X. In this regard, the current presentation does not clearly present those expenses associated with cost of revenues. Further, it appears that the caption "Management and administrative support" combines both cost of revenue items (i.e., client officers) and general and administrative items. In addition, explain how you have complied with the requirements of Item 302(a) of
Regulation S-K in reporting your quarterly financial data on page
F-
26. That is, the gross margin or cost of revenues should be presented as a line item.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filings.

	You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443 or me at (202) 551-3488 with any questions.

      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting

Sandor Grosz
Technology Solutions Company
April 13, 2006
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